UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

5770 Hurontario Street, Suite 310,
Mississauga, Ontario, L5R 3G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 14, 2018, Concordia International Corp. (the “Corporation”) filed, on the System for Electronic Document Analysis and Retrieval at www.sedar.com, a Form 51-102F3 Material Change Report relating to the completion of the recapitalization transaction described in the Corporation’s management information circular dated May 15, 2018.
This report on Form 6-K shall be deemed to be incorporated by reference into the Corporation’s Registration Statements on Form S-8 (File No. 333-209498) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
In conjunction with this report the Corporation is filing the following exhibit:
Exhibit 99.1        Material Change Report dated September 14, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Chief Financial Officer

Date: September 14, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated September 14, 2018.